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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                         AXION POWER INTERNATIONAL, INC.
                         -------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.0001 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   05460x 10 9
                                 ---------------
                                 (CUSIP Number)

                            JEFFREY L. HARTMAN, ESQ.
                            510 W. Plumb Lane, Suite B
                                 Reno, NV 89509
                                  775.324.2800
           ----------------------------------------------------------
           Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 12, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 398502104                                                 Page 2 of 6
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1. Names of Reporting Persons.

         Second Amended Trust for the Benefit of the Stockholders of Mega-C Power Corporation, Jeffrey L. Hartman, Trustee
--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                 (a) |_| (b) |_|
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3.       SEC Use Only

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4.       Source of Funds (See Instructions)

         SC
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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)

                                                                             |_|
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6. Citizenship or Place of Organization

         UNITED STATES
--------------------------------------------------------------------------------

   Number of Shares   |     7.   Sole Voting Power
   Beneficially       |
   Owned by           |            4,440,502
   Each Reporting     |     ----------------------------------------------------
   Person With:       |     8.   Shared Voting Power
                      |
                      |            0
                      |      ---------------------------------------------------
                      |     9.  Sole Dispositive Power
                      |
                      |           4,440,502
                      |     ----------------------------------------------------
                      |     10. Shared Dispositive Power
                      |
                      |            0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

           4,440,502
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)

           17.2%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

           OO
--------------------------------------------------------------------------------


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ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $0.0001 par value per share (the "Shares"), of Axion Power International, Inc. (the "Issuer"), and the principal executive offices of such entity are located at 3601 Clover Lane, New Castle, Pennsylvania 16105.


ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed by the Second Amended Trust for the Benefit of the Stockholders of Mega-C Power Corporation, Jeffrey L. Hartman, Trustee (the "Trust"), a trust established under agreement governed by the laws of the State of Nevada created pursuant to the Plan of Reorganization, as amended, of Mega-C Power Corporation as approved by the United States Bankruptcy Court for the District of Nevada in case number 04-50962-GWZ (the "Plan"). Jeffrey L. Hartman (the "Trustee") is the sole trustee of the Trust. The Trust possesses the sole voting and dispository control over the Shares, except that 685,002 of the Shares have been pledged as security for loans in an aggregate principal amount of $2,055,000 made to the Trust in November 2006 by five lenders to facilitate implementation of the Plan. Both the Trust's business address and the Trustee's business address are 501 West Plumb Lane, Suite B, Reno, Nevada 89509. The Trustee's principal occupation is attorney-at-law and he is a United States citizen.

Neither the Trust nor the Trustee has been convicted in a criminal proceeding in the last 5 years (excluding traffic violations or similar misdemeanors), nor has either been party to any proceeding, jurisdiction or order concerning any violation of federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 4,440,502 shares that constitute the corpus of the Trust were transferred to the Trust pursuant to the express terms of a Reorganization Agreement between Tamboril Cigar Company, Axion Power Corporation and the holders of 100% of the then issued and outstanding securities of Axion Power Corporation in connection with a business combination transaction that closed on December 31, 2003..

ITEM 4. PURPOSE OF TRANSACTION

The Trust is an irrevocable grantor trust organized on December 31, 2003 pursuant to an agreement between Tamboril Cigar Company as grantor and Benjamin Rubin as the initial trustee. A copy of the Trust agreement, as amended, is filed as an exhibit to this filing (the "Trust Agreement"). Trustee is a successor trustee under the Trust Agreement.

Consistent with the terms of the Trust Agreement, the Trust intends to sell or transfer Shares to pay the expenses of the Trust and to distribute Shares to claimants of or interest holders in Mega-C Power Corporation. The foregoing may include, without limitation, transferring Shares to William Leonard as Trustee for the Mega-C Liquidation Trust (inclusive of any successor trustee(s), the "Liquidation Trust") in order to fund expenses of that trust or allowed creditor claims. To the extent consistent with the terms and purposes of the Trust Agreement, the Trust may, from time to time, retain or sell all or a portion of the Shares in the open market or in privately negotiated transactions based on its assessment of various factors including, among other things, applicable legal requirements and restrictions, the availability of Shares for purchase and the price levels of such Shares, general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Issuer; and other future developments, and potentially others.

Except as set forth above, the Trust has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The Trust beneficially owns 4,440,502 Shares, all of which are issued and outstanding, representing 17.2% of the Issuer's outstanding Common Stock based on the 25,875,850 shares of Common Stock reported as issued and outstanding as of August 1, 2008, in the Issuer's most recently available filing stating a definitive number of shares outstanding;

         (b) The Trust, by and through the Trustee, holds the sole voting and dispository power over all Shares beneficially owned by it, provided that (i) the Trustee's power to effect dispositions of the Trust corpus is subject to the supervision of the U.S. Bankruptcy Court and the express terms of the Trust Agreement, and (ii) 685,002 of the Shares have been pledged as security for certain loans in an aggregate principal amount of $2,055,000 made to the Trust in November 2006 by five lenders to facilitate implementation of the Plan.

                                       3
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         (c) On August 20, 2008, the Trust transferred 750,000 Shares to the
Liquidation Trust under the terms of the Trust Agreement. In addition, between September 8 and September 30, 2008, the Trust sold an aggregate of 194,500 Shares in private resales to separate purchasers in five transactions at a purchase price of $1.10 per Share on the terms and conditions set forth in the form of Stock Purchase Agreement filed as an exhibit hereto. Other than as set forth in this paragraph, the Trust has conducted no transactions in Shares in the last sixty days.

         (d) No other person is known to have the specific right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except that the Trust Agreement requires the Trustee to sell Trust assets to the extent necessary to satisfy the claims of Mega-C Power Corporation's creditors. As a result of the pending Chapter 11 proceeding, the U.S. Bankruptcy Court will have the authority to make such orders respecting the sale of Issuer's shares as it deems appropriate under the circumstances.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Trust Agreement contains detailed descriptions of the Trustee's rights, powers and responsibilities with respect to the retention, distribution and sale of the Issuer's common stock. The complete text of the Trust Agreement is filed as an exhibit hereto and incorporated herein by this reference.

The Trust has entered into Stock Purchase Agreements with five (5) purchasers of Shares, the form of which is filed as an exhibit hereto and incorporated herein by this reference. Other than with respect to the identity of the purchaser, the number of Shares purchased and the effective date, the Stock Purchase Agreements entered into by the purchasers are identical in all material respects.

The Trust has also pledged an aggregate of 685,002 Shares to five non-institutional lenders as security for the repayment of loans in an aggregate principal amount of $2,055,000 made to the Trust in November 2006 to facilitate implementation of the Plan. A copy of the form of 8% Non-Negotiable Non-Recourse Promissory Note executed by the Trust in favor of each of such lenders and under which the applicable Shares have been pledged is filed as an exhibit to hereto and incorporated herein by reference. Other than with respect to the identity of the lender, the dollar amount of the loan and the effective date, the Promissory Notes entered into by the Trust and the lenders are identical in all material respects.

Other than with respect to the foregoing documents, the Trust is not party to any agreement, contract or understanding with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents relate to the potential future acquisition or disposition of Shares and are being filed as exhibits to this Statement:

           EXHIBIT NO.     DESCRIPTION

               99.1 Second Amended and Restated Trust Agreement for the Benefit of the Shareholders of Mega-C Power Corporation

               99.2        Form of Stock Purchase Agreement

               99.3        Form of 8% Non-Negotiable Non-Recourse Promissory
                           Note


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 10, 2008
----------------------------
Date


/s/ Jeffrey L. Hartman
----------------------------
Signature


Jeffrey L. Hartman, Trustee
----------------------------
Name/Title





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